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Telecom
NEW ZEALAND                                                         Microsoft(R)

11 May 2001                                                        Media release

                         TELECOM AND MICROSOFT EXTEND
                  NEW ZEALAND RELATIONSHIP WITH XTRA AND MSN
                              PORTAL PARTNERSHIP
                  Microsoft invests $NZ300 million in Telecom

Telecom and Microsoft today announced they have extended their relationship and will unite the Xtra and MSN Internet portals in New Zealand. In addition Microsoft will make a NZ$300 million investment in Telecom.

The new joint portal - to be branded XtraMSN - will provide a world-class Internet experience for New Zealanders.

Under the XtraMSN agreement, Xtra will manage the operation, development and marketing of the new consumer portal. World leading MSN services including MSN Hotmail, MSN Messenger, MSN Communities and MSN Search will combine with Xtra's popular news and information channels to form XtraMSN. The new portal will offer New Zealanders the best local and global Internet experience specially tailored to local market needs and interests.

Microsoft says it will take up NZ$300 million in convertible notes issued by Telecom. The new securities, with a 7-year maturity, may be converted to ordinary shares by Microsoft.

Telecom Corporation of New Zealand Chief Executive Theresa Gattung described the new portal and associated investment by Microsoft as a significant development in the New Zealand communications market.

"To remain competitive in the fast evolving online communications market, we must continue to innovate and offer customers additional value. Our new relationship with MSN will ensure customers enjoy new online services and products straight from the Internet technology leader.

"Microsoft's technology contribution to the new portal and their $300 million investment in Telecom is an encouraging endorsement of our ongoing growth strategy."
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Bill Gates, Chairman and Chief Software Architect of Microsoft Corporation,
welcomed the extended partnership between the two companies.

"I'm pleased we have this great opportunity to extend our investment in New Zealand. The initiatives that Microsoft New Zealand is working on with the government and our other local partners will create growth opportunities for the country's entire technology industry."

Microsoft New Zealand Managing Director Geoff Lawrie said today's announcement was further evidence of Microsoft's commitment to New Zealand consumers.

"As a software leader committed to growth of New Zealand in the world economy, we hope that our agreement with Telecom today will ensure that this country will have the best platform and infrastructure for the development of a true knowledge-based economy.

"With XtraMSN, we will deliver to New Zealand consumers the most advanced, convenient and accessible Internet service available. We look to consumers here benefiting from improved access to MSN services and world class technologies."

Development work on the new XtraMSN portal has started. The site will be launched in approximately three months at xtramsn.co.nz.

Xtra will continue to operate its existing portal at xtra.co.nz and provide its ISP customers with online information and support from that site. While the new XtraMSN portal is being developed, the existing MSN New Zealand portal (msn.co.nz) will continue to operate.

For Xtra's existing 370,000 customers, there will be no change to their relationship with Xtra. Customers will continue to receive their account from Xtra and will still be able to get free 24-hour, 7-day-a-week support from the Xtra help desk and online support at xtra.co.nz.

esolutions - the virtual alliance among Telecom, Microsoft and EDS - was formed in December 1999. It is helping transform New Zealand business.

From the esolutions website, customers are able to access all relevant information about the alliance, and esolutions products including managed network services, web hosting, eOffice, BusinessXchange, and Net Market.

About Microsoft
Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software - any time, any place and on any device.
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Microsoft's MSN properties include the world's most popular email service,
Hotmail, MSN Messenger, MSN Calendar, MSN Explorer, MSN Mobile, MSN Communities and MSN Search Services.

About Telecom
Telecom is New Zealand's leading fixed line, mobile, internet and data communications provider. Its goal is to be the best performing customer focused online and communications company in Australasia. It has made a major step towards that with the purchase of Australia's third largest telecommunications company, AAPT.

Telecom has positioned itself for growth in the convergence of telecommunications, information technology and entertainment services. Telecom is rolling out new broadband networks and technologies, and forming strong alliances with other leaders in the fast emerging world of e-commerce, online services and mobile communications.

Telecom has sophisticated national and international network including an almost 100% digital PSTN, a fully diverse national and international transport network, ADSL broadband technology available to more than half its customers, and an advanced CDMA mobile technology due for launch in mid-2001.

Telecom's six operating units comprise: trans-Tasman internet and mobile businesses; an AAPT voice and data services business; an Australian subsidiary which supports the complex telecommunications and IT needs of corporate clients; the New Zealand-based voice and data business; and an alliance with Microsoft and EDS in New Zealand to provide e-commerce solutions to small and medium-sized businesses.

With a market capitalisation of about $NZ10 billion, Telecom is New Zealand's largest listed company. It is also listed on Australian, United States and United Kingdom markets. Telecom has about 7000 staff.

For further information contact:

Andrew Bristol, Telecom Media Relations, on 04 498 5594 or mobile 025 244 4932

or

Carol Leishman, Microsoft New Zealand Communications Manager, on 09 357 5820 or mobile 021 636 607